SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 10)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

EXELA TECHNOLOGIES, INC.

(Name of Subject Company (Issuer) and Filing Person(Offeror))

Common Stock

(Title of Class of Securities)

30162V409

(CUSIP Numbers of Class of Securities)

Shrikant Sortur
Chief Financial Officer
Exela Technologies, Inc.
2701 E. Grauwyler Rd.

Irving, TX 75061

(844) 935-2832

(Name, address and phone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Maurice M. Lefkort; Sean M. Ewen
Willkie Farr & Gallagher LLP

787 Seventh Avenue
New York, NY 10019

Telephone: (212) 728-8239; (212) 728-8867

Facsimile: (212) 728-9239; (212) 728-9867

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-l(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 10 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on January 26, 2022, by Exela Technologies, Inc., a Delaware corporation (“Exela” or the “Company”) as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on February 1, 2022 (“Amendment No. 1”), that certain Amendment No. 2 to Schedule TO filed with the SEC on February 7, 2022 (“Amendment No. 2”), that certain Amendment No. 3 to Schedule TO filed with the SEC on February 24, 2022 (“Amendment No. 3”), that certain Amendment No. 4 to Schedule TO filed with the SEC on February 28, 2022 (“Amendment No. 4”), that certain Amendment No. 5 to Schedule TO filed with the SEC on March 2, 2022 (“Amendment No. 5”), that certain Amendment No. 6 to Schedule TO filed with the SEC on March 3, 2022 (“Amendment No. 6”) that certain Amendment No. 7 to Schedule TO filed with the SEC on March 4, 2022 (“Amendment No. 7”) , that certain Amendment No. 8 to Schedule TO filed with the SEC on March 7, 2022 (“Amendment No. 8”) and that certain Amendment No. 9 to Schedule TO filed with the SEC on March 8, 2022 (“Amendment No. 9”, together with the Original Schedule TO, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, Amendment No. 7, Amendment No. 8 and the “Schedule TO”). This Amendment No. 10 serves to further amend the Amended and Restated Offer to Exchange, dated February 24, 2022. You should read this Amendment No. 10 together with the Schedule TO, the Offer to Exchange and the Offer Documents.

The Amended and Restated Offer to Exchange, dated February 24, 2022, as previously amended, which is incorporated herein by reference, is further amended as follows:

All disclosure relating to the listing of the Series B Preferred Stock is amended by the following:

On February 28, 2022 we filed an application to list the Series B Preferred Stock on The Nasdaq Capital Market under the symbol “XelaP.” If this application is approved, trading in the Series B Preferred Stock is expected to commence on The Nasdaq Capital Market within a 30-day period after the initial delivery of the Series B Preferred Stock; however, once we update our application upon the closing of the Offer, we would expect this approval to be received within approximately two weeks of the closing of the Offer. If trading does not commence on The Nasdaq Capital Market within a reasonable time period following delivery of the Series B Preferred Stock as determined by our board of directors, we intend to seek to qualify the Series B Preferred Stock to trade on the OTC. Prior to such time as the Series B Preferred Stock is listed on The Nasdaq Capital Market or qualified for trading on the OTC, or in the event such listing or qualification is not obtained, it may be difficult for holders of the Series B Preferred Stock to sell their Series B Preferred Stock; however, during that period of time, holders seeking liquidity will not be restricted from converting their Series B Preferred Stock to Common Stock and to sell the shares of Common Stock received upon conversion. For example, a holder who tenders 20 shares of Common Stock in the Offer and receives 1 share of Series B Preferred Stock, would be entitled, immediately following the closing of the Offer, to convert the 1 share of Series B Preferred Stock back into 20 shares of Common Stock (based on a conversion rate equal to the liquidation preference of $25 divided by the $1.25 initial conversion price) and sell those shares of Common Stock in the market.

All disclosure relating to the intention of officers and directors to tender shares in the Exchange Offer is amended by the following:

The Company was previously informed by its Executive Chairman, Mr. Par Chadha, that he plans to participate in the Offer with up to 28.5% of his Common Stock, and by other officers and directors that they are considering tendering up to 28.5% of their Common Stock in the Offer. Such persons have since informed the Company that if, based on the tenders received as of the close of business on March 9, 2022, it appears likely that less than 100,000,000 shares of Common Stock will be tendered in the Offer, that such persons may tender more than 28.5% of their Common Stock.

Items 1 through 11.

Items 1 – 11 are hereby amended and updated by the Amended and Restated Offer to Exchange, dated February 24, 2022, which is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated January 26, 2022(1)
(a)(1)(B)	Letter of Transmittal(1)
(a)(1)(C)	Notice of Guaranteed Delivery(1)
(a)(1)(D)	Letter to Broker(1)
(a)(1)(E)	Letter to Clients(1)
(a)(1)(F)	Form of Summary Advertisement, dated January 26, 2022(1)
(a)(1)(G)	Supplement No. 1 to the Offer to Exchange, dated February 7, 2022(3)
(a)(1)(H)	Amended and Restated Letter of Transmittal(3)
(a)(1)(I)	Amended and Restated Offer to Exchange, dated February 24, 2022(4)
(a)(1)(J)	Second Amended and Restated Letter of Transmittal(4)
(a)(1)(K)	Third Amended and Restated Letter of Transmittal(5)
(a)(1)(L)	Notice of Guaranteed Delivery(6)

(a)(1)(M)	Certificate of Designations, Preferences, Rights and Limitations of Series B Cumulative Convertible Perpetual Preferred Stock(7)

(a)(5)(A)	Press Release issued by the Company, dated January 26, 2022(1)
(a)(6)(A)	Exela Webpage(1)
(a)(7)(A)	Form of E-mail Communication to be sent by the Company commencing January 31, 2022(2)
(a)(8)(A)	Press Release issued by the Company, dated February 7, 2022(3)
(a)(9)(A)	Updated Exela Webpage, dated February 7, 2022(3)
(a)(10)(A)	Press Release issued by the Company, dated February 24, 2022(4)
(a)(11)(A)	Updated Exela Webpage, dated February 24, 2022(4)
(a)(12)(A)	Amendment No. 1 to Updated Exela Webpage, dated February 24, 2022(6)

(a)(13)(A)	Form of E-mail Communication to be sent by the Company commencing March 4, 2022(8)
(a)(14)(A)	Press Release issued by the Company, dated March 8, 2022(9)
107	Filing Fee Table(4)

*       Filed herewith.

(1)	Incorporated by reference from the Original Schedule TO, filed by the Company with the Securities and Exchange Commission on January 26, 2022.

(2)	Incorporated by reference from Amendment No. 1 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 1, 2022.
(3)	Incorporated by reference from Amendment No. 2 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 7, 2022.
(4)	Incorporated by reference from Amendment No. 3 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 24, 2022.
(5)	Incorporated by reference from Amendment No. 4 to Schedule TO, filed by the Company with the Securities and Exchange Commission on February 28, 2022.
(6)	Incorporated by reference from Amendment No. 5 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 2, 2022.
(7)	Incorporated by reference from Amendment No. 6 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 3, 2022.
(8)	Incorporated by reference from Amendment No. 7 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 4, 2022.
(9)	Incorporated by reference from Amendment No. 9 to Schedule TO, filed by the Company with the Securities and Exchange Commission on March 8, 2022.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Exela Technologies, Inc.

By:	/s/ Erik Mengwall
Name: Erik Mengwall
Title: Secretary

Date: March 9, 2022

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